United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 March 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ¬
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ¬ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ¬ No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2017

SOLID START TO 2017 AND ON-TRACK TO DELIVER FULL-YEAR OUTLOOK

LONDON, 4 May 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the first quarter ended 31 March 2017, and affirms its full-year 2017 outlook.
Highlights

•	First-quarter diluted earnings per share were €0.30 on a reported basis or €0.31 on a comparable basis, including a negative currency translation impact of €0.01.

•	First-quarter reported revenue totalled €2.4 billion, down 0.5 percent on a comparable basis or up 1.5 percent on a comparable and fx-neutral basis. Volume grew 0.5 percent on a comparable basis.

•	First-quarter reported operating profit was €219 million; comparable operating profit was €228 million, up 11.0 percent on a comparable basis, or up 15.0 percent on a comparable and fx-neutral basis.

•
CCEP affirms its full-year guidance for 2017 including comparable and fx-neutral diluted earnings per share growth in a high single-digit range when compared to the 2016 comparable results; at recent rates, currency translation would reduce diluted earnings per share by approximately 1.0 percent.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares quarterly dividend of €0.21 per share.
“Our first-quarter results are a solid start to the year, reflecting our focus on improving field level execution while winning with customers through increasing the value proposition of our portfolio for consumers,” said Damian Gammell, Chief Executive Officer. “While we are pleased with these results and our continued progress in the integration of our business, the first quarter is our smallest, and to reach our full-year targets we must execute our marketing and operating plans in the key summer selling season.

“In addition, we must continue to achieve operating synergies, creating a platform for core business growth and long-term value creation,” Mr. Gammell said. “Ultimately, our goal remains to drive stakeholder and importantly, shareowner value.”

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	First-Quarter Ended 31 March 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,382	2,382	(42)	73.0%	(0.5)%	(2.0)%	1.5%
Cost of sales	1,468	1,479	(25)	69.5%	1.0%	(2.0)%	3.0%
Operating expenses	695	675	(9)	72.5%	(6.5)%	(1.5)%	(5.0)%
Operating profit	219	228	(8)	108.5%	11.0%	(4.0)%	15.0%
Profit after taxes	147	152	(6)	149.0%	15.0%	(4.5)%	19.5%
Diluted earnings per share (€)	0.30	0.31	(0.01)	20.0%	15.0%	(3.5)%	18.5%

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Operational Review
CCEP reported first-quarter 2017 diluted earnings per share of €0.30 or €0.31 on a comparable basis. Currency translation had a negative impact of approximately €0.01 on first-quarter comparable diluted earnings per share. Reported operating profit totalled €219 million, up 108.5 percent versus prior year driven by the inclusion of Germany, Iberia and Iceland. Comparable operating profit was €228 million, up 11.0 percent on a comparable basis, or up 15.0 percent on a comparable and fx-neutral basis.
Key operating profit factors in the quarter included modest revenue growth compared to prior year revenue declines, modest gross margin declines as revenue per unit case partially offset increases in costs of sales per unit case driven in-part by one-time items, ongoing operating expense management, post-merger synergy benefits, and one fewer selling day in the first quarter versus prior year.
Revenue
First-quarter 2017 reported revenue totalled €2.4 billion, up 73.0 percent, driven by the inclusion of Germany, Iberia and Iceland versus prior year. Comparable revenue was down 0.5 percent, or up 1.5 percent on a comparable and fx-neutral basis. Revenue per unit case was up 2.5 percent on a comparable and fx-neutral basis driven by promotional timing, price increases, and favourable mix.
On a territory basis, all revenue growth figures for the first quarter of 2017 reflect one less selling day when compared to the first quarter of 2016. Iberia revenues were flat, benefiting from strong growth of Coca-Cola Zero Sugar and the addition of Monster brands, with revenue per unit case growth offsetting volume declines as improvements in local market conditions led to favourable channel mix. Revenue in Germany declined 2.5 percent, with revenue per unit case growth driven by the impact of pricing and promotional plans and favourable package mix, all partially offset by volume declines. Great Britain revenues were down 6.5 percent, driven by an almost 11.0 percent decline of the British pound versus the Euro, partially offset by modest gains in revenue per unit case and solid volume growth driven in part by volume recovery when compared to prior year when there was an adverse supply chain challenge. Revenue in France was down 0.5 percent, with favourable price/mix and modest volume declines driven by promotional timing. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 7.0 percent, benefiting 3.5 percent from the inclusion of Iceland, 1.5 percent from currency translation, and 2.0 percent growth in previously existing territories.
After adjusting for one fewer selling day, first-quarter volume grew 0.5 percent versus prior year. This was driven in part by the benefits of brand innovation, including 16.0 percent growth in Coca-Cola Zero Sugar and 21.0 percent growth in energy brands led by Monster through new flavours and territory expansion. Sparkling brands were flat. Coca-Cola trademark brands declined 0.5 percent, as growth in Coca-Cola Zero Sugar was offset by declines in other trademark brands. Sparkling flavours and energy grew 1.5 percent led by strong growth in Monster. Still brands grew 3.5 percent, with water brands up 1.0 percent and juices, isotonics and other up 5.0 percent driven in part by the inclusion of Iceland.
Cost of Sales
First-quarter 2017 reported cost of sales were €1.5 billion, up 69.5 percent, driven by the inclusion of Germany, Iberia and Iceland versus prior year. Comparable cost of sales were €1.5 billion, up 1.0 percent on a comparable basis, or up 3.0 percent on a comparable and fx-neutral basis.
First-quarter cost of sales per unit case increased 3.5 percent on a comparable and fx-neutral basis. This was driven primarily by one-time factors that were adverse in the first quarter of 2017 and favourable in first-quarter 2016. On a full-year comparable and fx-neutral basis for 2017, we now expect cost of sales per unit case to be at the high end of the previously stated range of 1.0 percent to 1.5 percent, driven by year-over-year cost increases in key inputs, principally concentrate, PET, and sugar, partially offset by benefits from our cost reduction programmes.
Operating Expense
First-quarter 2017 reported operating expenses were €695 million, up 72.5 percent, driven by the inclusion of Germany, Iberia and Iceland versus prior year. Comparable operating expenses were €675 million, down 6.5 percent on a comparable basis, or down 5.0 percent on a comparable and fx-neutral basis. This decline was driven by synergy benefits, a continued focus on managing

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operating expenses, the impact of a modest decline in reported volume in the quarter as a result of one fewer selling day, and cycling last year’s increased costs associated with the supply chain disruption in Great Britain.

Outlook
For 2017, CCEP affirms prior guidance, including expectations of modest low single-digit revenue growth, with operating profit and diluted earnings per share growth to be up high single-digits. Excluding synergies, CCEP expects core operating profit growth to modestly exceed revenue growth. Each of these growth figures are on a comparable and fx-neutral basis when compared to the 2016 comparable results. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 1.0 percent.
CCEP expects 2017 free cash flow in a range of €700 million to €800 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs (note: free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals). Capital expenditures are expected to be in a range of €575 million to €625 million, including €75 million to €100 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2.0 percent. The comparable effective tax rate for 2017 is expected to be in a range of 24 percent to 26 percent. CCEP does not expect to repurchase shares in 2017.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2017, CCEP expects year-end net debt to EBITDA for 2017 to be under 3 times.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.21 per share. The dividend is payable 5 June 2017 to those shareholders of record on 22 May 2017. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 5 May 2017. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call

CCEP will host a conference call with investors and analysts today at 15:00 BST, 16:00 CEST and 10:00 a.m. EDT. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our full first-quarter 2017 filing, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 31 March 2017) and available immediately on our website, www.ccep.com, under the Investors tab.

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Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Ros Hunt
+44 (0) 7528 251 022

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its respective products; an inability to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its respective products or business operations; changes in accounting standards; an inability to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the 2016 Annual Report on Form 20-F, published on 12 April 2017. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its public statements may prove to be incorrect.

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Note Regarding the Presentation of Non-GAAP Financial Information
We use certain non-GAAP performance measures (alternative performance measures) to make financial, operating and planning decisions and to evaluate and report performance. As such, where clearly identified, we have included certain non-GAAP measures in this release to allow investors to better analyse our business performance and allow for greater comparability. To do so, where indicated, we have given effect to the Merger as if it had occurred at the beginning of 2016, thereby including the financial results of CCE, CCEG and CCIP along with other adjustments as described below. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. The non-GAAP measures included in this release should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this release, the following terms are defined:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 31 March 2017.
‘Comparable’ represents results excluding items impacting comparability during the periods presented including merger and integration costs, restructuring costs, out of period mark-to-market impact of hedges and inventory step up related to acquisition accounting. Additionally, for periods prior to 27 May 2016, comparable includes the results of CCE, Germany and Iberia as if the Merger had occurred at the beginning of 2016 along with acquisition accounting and the additional debt financing costs incurred by CCEP in connection with the Merger. Comparable volume is also adjusted for selling days.
‘Fx-Neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates

Supplementary Financial Information - Income Statement
The following tables provides a summary reconciliation of CCEP’s reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability) and comparable results for the first-quarter ended 31 March 2017 and 1 April 2016.

First-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step-up Costs(4)	CCEP
Revenue	2,382	—	—	—	—	2,382
Cost of sales	1,468	11	(3)	—	3	1,479
Gross profit	914	(11)	3	—	(3)	903
Operating expenses	695	(2)	(17)	(1)	—	675
Operating profit	219	(9)	20	1	(3)	228
Total finance costs, net	24	—	—	—	—	24
Non-operating items	—	—	—	—	—	—
Profit before taxes	195	(9)	20	1	(3)	204
Taxes	48	(2)	7	—	(1)	52
Profit after taxes	147	(7)	13	1	(2)	152

Diluted earnings per share (€)	0.30					0.31

Diluted common shares outstanding						488

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First-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability				Comparable
	CCEP	Adjust: Merger effects(5)	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step-up Costs(4)	CCEP
Revenue	1,375	1,014	—	—	—	—	2,389
Cost of sales	867	593	3	(3)	—	3	1,463
Gross profit	508	421	(3)	3	—	(3)	926
Operating expenses	403	550	1	(220)	(13)	—	721
Operating profit	105	(129)	(4)	223	13	(3)	205
Total finance costs, net	22	8	—	—	—	—	30
Non-operating items	2	—	—	—	—	—	2
Profit before taxes	81	(137)	(4)	223	13	(3)	173
Taxes	22	(38)	(1)	56	3	(1)	41
Profit after taxes	59	(99)	(3)	167	10	(2)	132

Diluted earnings per share (€)	0.25						0.27

Reported diluted common shares outstanding							232
Adjust: Capital structure share impact related to the Merger							255
Comparable diluted common shares outstanding							487
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting change in the fair value of spare parts inventory for Germany and Iberia.

(5)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of 2016, the impact of acquisition accounting including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, and additional debt financing cost incurred by CCEP in connection with the Merger.

Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	First-Quarter Ended
	31 March 2017	1 April 2016	% Change
As reported	2,382	1,375	73.0%
Add: Germany & Iberia(A)	n/a	1,014	n/a
Comparable	2,382	2,389	(0.5)%
Adjust: Impact of fx changes	42	n/a	(2.0)%
Comparable & fx-neutral	2,424	2,389	1.5%

Revenue per unit case	4.44	4.34	2.5%
___________________________

(A)	Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of 2016. For the first-quarter 2016 this includes the period from 1 January through 1 April.

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	First-Quarter Ended
Revenue by Geography Comparable	31 March 2017	1 April 2016	Revenue % Change
	% of Total	% of Total
Spain/Portugal/Andorra(A)	22.0%	22.0%	—%
Germany	20.0%	20.5%	(2.5)%
Great Britain	18.5%	19.5%	(6.5)%
France/Monaco	17.5%	17.5%	(0.5)%
Belgium/Luxembourg/Netherlands	13.5%	13.0%	2.5%
Norway	4.0%	4.0%	7.0%
Sweden	3.5%	3.5%	(1.0)%
Iceland(B)	1.0%	—%	—%
Total	100.0%	100.0%	(0.5)%
___________________________

(A)	Spain/Portugal/Andorra is also referred to as Iberia.

(B)	Iceland was acquired in July 2016.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days	First-Quarter Ended
	31 March 2017	1 April 2016	% Change
Volume	546	550	(0.5)%
Impact of selling day shift	n/a	(7)	1.0%
Comparable volume - Selling Day Shift adjusted	546	543	0.5%

	First-Quarter Ended
Comparable Volume by Brand Category Adjusted for selling day shift	31 March 2017	1 April 2016	Volume % Change
	% of Total	% of Total
Sparkling	85.5%	86.0%	—%
Coca-Cola Trademark	65.0%	65.5%	(0.5)%
Sparkling Flavours and Energy	20.5%	20.5%	1.5%
Stills	14.5%	14.0%	3.5%
Juice, Isotonics and Other	7.5%	7.0%	5.0%
Water	7.0%	7.0%	1.0%
Total	100.0%	100.0%	0.5%

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Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	First-Quarter Ended
	31 March 2017	1 April 2016	% Change
As reported	1,468	867	69.5%
Add: Germany & Iberia(A)	n/a	596	n/a
Adjust: Acquisition accounting	n/a	(3)	n/a
Adjust: Total items impacting comparability	11	3	n/a
Comparable	1,479	1,463	1.0%
Adjust: Impact of fx changes	25	n/a	(2.0)%
Comparable & fx-neutral	1,504	1,463	3.0%

Cost of sales per unit case	2.76	2.66	3.5%
___________________________

(A)	Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of 2016. For the first-quarter 2016 this includes the period from 1 January through 1 April.

Operating Expenses In millions of €	First-Quarter Ended
	31 March 2017	1 April 2016	% Change
As reported	695	403	72.5%
Add: Germany & Iberia(A)	n/a	553	n/a
Adjust: Acquisition accounting	n/a	(3)	n/a
Adjust: Total items impacting comparability	(20)	(232)	n/a
Comparable	675	721	(6.5)%
Adjust: Impact of fx changes	9	n/a	(1.5)%
Comparable & fx-neutral	684	721	(5.0)%
___________________________

(A)	Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of 2016. For the first-quarter 2016 this includes the period from 1 January through 1 April.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	First-Quarter Ended	Credit Ratings As of 2 May 2017
	31 March 2017		Moody’s	Standard & Poor’s
Total borrowings	6,421	Long-term rating	A3	BBB+
Less: fx impact of non-EUR borrowings	(15)	Outlook	Stable	Stable
Adjusted total borrowings	6,406
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	(364)
Net debt	6,042

Supplemental Financial Information - Free Cash Flow

Free Cash Flow(A) In millions of €	First-Quarter Ended
31 March 2017
Net cash flows from operating activities	185
Less: Purchases of property, plant and equipment	(99)
Less: Purchases of capitalised software	(3)
Less: Interest paid	(22)
Free Cash Flow	61
___________________________

(A)	Free Cash Flow is defined as net cash flows from operating activities less capital expenditure and interest paid, plus asset disposals (if applicable).

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

	First-Quarter Ended
	31 March 2017	1 April 2016
	€ million	€ million
Revenue	2,382	1,375
Cost of sales	(1,468)	(867)
Gross profit	914	508
Selling and distribution expenses	(494)	(222)
Administrative expenses	(201)	(181)
Operating profit	219	105
Finance income	14	4
Finance costs	(38)	(26)
Total finance costs, net	(24)	(22)
Non-operating items	—	(2)
Profit before taxes	195	81
Taxes	(48)	(22)
Profit after taxes	147	59

Basic earnings per share (€)	0.31	0.26
Diluted earnings per share (€)	0.30	0.25

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

	31 March 2017	31 December 2016
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,333	8,344
Goodwill	2,427	2,427
Property, plant and equipment	3,950	3,993
Non-current derivative assets	25	35
Deferred tax assets	300	274
Other non-current assets	68	70
Total non-current assets	15,103	15,143
Current:
Current derivative assets	20	23
Current tax assets	19	16
Inventories	726	673
Amounts receivable from related parties	77	95
Trade accounts receivable	1,833	1,860
Other current assets	397	372
Cash and cash equivalents	364	386
Total current assets	3,436	3,425
Total assets	18,539	18,568
LIABILITIES
Non-current:
Borrowings, less current portion	5,546	5,562
Employee benefit liabilities	277	278
Non-current provisions	71	89
Non-current derivative liabilities	2	1
Deferred tax liabilities	2,260	2,248
Other non-current liabilities	178	177
Total non-current liabilities	8,334	8,355
Current:
Current portion of borrowings	875	875
Current portion of employee benefit liabilities	23	24
Current provisions	172	221
Current derivative liabilities	10	8
Current tax liabilities	76	44
Amounts payable to related parties	175	162
Trade and other payables	2,331	2,418
Total current liabilities	3,662	3,752
Total liabilities	11,996	12,107
EQUITY
Share capital	5	5
Share premium	118	114
Merger reserves	287	287
Other reserves	(420)	(419)
Retained earnings	6,553	6,474
Total equity	6,543	6,461
Total equity and liabilities	18,539	18,568

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

	First-Quarter Ended
	31 March 2017	1 April 2016
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	195	81
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	123	53
Amortisation of intangible assets	15	6
Share-based payment expense	3	10
Finance costs, net	24	22
Income taxes paid	(26)	(26)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables	26	(14)
Decrease/(increase) in inventories	(53)	(22)
Increase/(decrease) in trade and other payables	(177)	35
Increase/(decrease) in provisions	(67)	21
Change in other operating assets and liabilities	122	6
Net cash flows from operating activities	185	172
Cash flows from investing activities:
Purchases of property, plant and equipment	(99)	(84)
Purchases of intangible assets	(3)	(7)
Net cash flows used in investing activities	(102)	(91)
Cash flows from financing activities:
Changes in short-term borrowings	—	97
Repayments on third party borrowings	(5)	(3)
Interest paid	(22)	(30)
Dividends paid	(82)	(62)
Exercise of employee share options	5	8
Net cash flows used in financing activities	(104)	10
Net change in cash and cash equivalents	(21)	91
Net effect of currency exchange rate changes on cash and cash equivalents	(1)	(3)
Cash and cash equivalents at beginning of period	386	156
Cash and cash equivalents at end of period	364	244
Non-cash investing and financing activities:
Finance lease additions	1	4

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 4 May 2017	By:	/s/ Thor Erickson
	Name:	Thor Erickson
	Title:	Vice President, Investor Relations